SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K
 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

 IRSA Inversiones y Representaciones Sociedad Anonima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Carlos Della Paolera 261 9th Floor
(C1001ADA)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ⌧               Form 40-F  ☐
 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated October 30, 2025, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

Buenos Aires, October 30, 2025 – IRSA Inversiones y Representaciones S.A. (NYSE: IRS; ByMA: IRSA), Argentina’s leading real estate company, informs that  it has acquired, within the framework of a judicial process, a property located on Av. Gaona, between Nazca and Terrada streets, in the neighborhood of Flores in the City of Buenos Aires.

 The property, on a land plot of 8,856 sqm, has an existing built area of approximately 17,000 sqm and potential for future expansion.

 The purchase price was USD 6.8 million, which has been fully paid.

 The Company intends to advance the refurbishment and repurposing of the property, with the aim of recovering and enhancing an iconic asset of the City of Buenos Aires.

As of today, the execution of the deed of transfer of ownership remains pending.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/s/ Saúl Zang
Saúl Zang
October 30, 2025		Responsible for the Relationship with the Markets